Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES ITS 2018 SUSTAINABILITY REPORT

Luxembourg, April 10, 2019 - Nexa Resources S.A.  (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) has issued its 2018 Sustainability Report.

This is an important instrument of ethics and transparency, structured adopting the guidelines of the International Integrated Reporting Council (IIRC) and GRI Standards of the Global Reporting Initiative (GRI), the result of our responsibility and our commitment to society. The content includes all the information related to our financial, manufactured, human, intellectual, social and natural capital.

To view the online version, access:

https://www.nexareport.com/2018/en/

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is among the top five producers of mined zinc globally in 2018, according to Wood Mackenzie. Nexa is also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601